FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Underwriting Agreement

On September 12, 2024, Similarweb Ltd. (the “Company”) and Anglo-Peacock Nominees Limited (the “Selling Shareholder”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC as representative of the several underwriters listed in Schedule 1 thereto (the “Underwriters”) relating to the offer and sale (the “Offering”) of 3,500,000 of the Company’s ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), by the Selling Shareholder resulting in total gross proceeds to the Selling Shareholder of approximately $27,475,000, before deducting underwriting discounts and offering expenses. The Selling Shareholder has granted the Underwriters a 30-day option to purchase up to an additional 525,000 ordinary shares at the public offering price, less underwriting discounts and commissions.

The Offering closed on September 16, 2024. All of the Ordinary Shares were sold by the Selling Shareholder, and the Company did not receive any proceeds from the sale of such shares.

The Underwriting Agreement contains customary representations and warranties. It also provides for customary indemnification by each of the Company, the Selling Shareholder and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the copy of the Underwriting Agreement, which is furnished herewith as Exhibit 1.1 and incorporated herein by reference.

The Underwriting Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Underwriting Agreement. They are not intended to provide any other factual information about the Company or its subsidiaries or affiliates or equity holders. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other as a way of allocating contractual risk among them that differ from those applicable to investors. Moreover, the subject matter of the representations and warranties is subject to more recent developments. Accordingly, investors should be aware that these representations, warranties and covenants or any description thereof alone may not describe the actual state of the Company’s affairs or its subsidiaries, affiliates, businesses or equity holders as of the date they were made or at any other time.

Closing Press Release

On September 16, 2024, the Company announced the closing of the Offering. The press release announcing the closing of the Offering is appended as Exhibit 99.1 to this Form 6-K.

The information in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description

1.1
Underwriting Agreement, dated September 12, 2024, by and among the Company, the Selling Shareholder and Goldman Sachs & Co. LLC as representative of the several underwriters named in Schedule 1 thereto.

99.1	Closing Press Release, dated September 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: September 16, 2024	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer